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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Announces Tthe Release of iBOLT V1.5, Providing Full BPEL4WS Compliance and Simulation Support

Provides Rapid Implementation and Monitoring of Integration Flows and Process Management Solutions to Quickly Solve Business Challenges

Irvine, California (November 17, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today the release of V1.5 of its iBOLT Integration Suite, at the Gartner Group’s Application Integration and Web Services Summit Conference in Baltimore, Maryland. The latest iBOLT release focuses on expanding functionality for enhanced business process management (BPM), development, execution and testing, and business activity monitoring (BAM).

Addressing The Most Challenging Requirements Of Today’s Organizations

iBOLT V1.5 is designed to address the most challenging requirements of today’s organizations to integrate strategic business processes that may span multiple applications, geographies and trading partners. iBOLT V1.5 addresses the concerns of CIOs and IT managers looking to reduce complexity and cost of integration, while leveraging, rather than replacing, current IT infrastructures.

“iBOLT V1.5 provides organizations with cost-effective integration and development, while enabling the control of their strategic business processes that cut across functions, technologies and data stores for more powerful business results,” said Avikam Perry, vice president of research and development, at Magic Software. “iBOLT intensifies the use of metadata to provide the abstraction levels and robustness required to support change and agility. iBOLT’s support for business activity monitoring (BAM) provides on-the-fly business process configuration, enabling real-time data to be quickly analyzed and converted into practical solutions, thus materializing the benefits of integrated business environments.”

iBOLT provides organizations with a complete integration environment that supports the entire spectrum of business process management (BPM) and Enterprise Application Integration (EAI) projects from architecture design, through staging, development and testing, deployment and ongoing business activity monitoring (BAM). This approach reduces the technology learning curve and simplifies the entire integration process enabling much quicker time to deployment with reduced costs.  It also makes it easier for business and IT professionals to collaborate on integration projects within one environment.

Real-time access to critical business performance indicators in iBOLT improves the speed and effectiveness of business operations. It enables companies to monitor and identify which business elements are affected and to take appropriate actions. Operational issues can be resolved before they result in excess cost, lost revenue, or customer quality issues. In addition, abstraction layers in iBOLT enable the loose coupling with tight cohesion of business processes and components, which minimizes the impact of change of components and business processes on the overall system.

“Establishing a real-time enterprise requires an agile infrastructure built on a coherent and symbiotic set of tools that simplifies the entire integration process,” said Avigdor Luttinger, head of the iBOLT program, at Magic Software. “iBOLT V1.5 provides the tools needed for transforming traditional IT systems into a Service Oriented Architectures (SOA) - to facilitate business change through the implementation of best practices, and to keep integration costs within budget.”

"This new release consolidates our position at the leading edge of the second generation of BPM/EAI vendors, providing an unprecedented wealth of practical features that address the concerns and needs of medium and large enterprises as they move towards composite applications and Service Oriented Architectures," added Luttinger.

New Features in iBOLT V1.5

Business Process Modeling - iBOLT provides an additional layer in its business process editor that enables the capture and maintenance of business-process knowledge assets that reflect current business goals with accuracy and timeliness. The information is kept as metadata that allows for historical reviews of business goals, as well as allowing management decisions and policies to be rapidly updated or changed.

iBOLT enables businesses to turn integrated applications into components and offer them as reusable components and business services, providing greater business process agility while building federated or composite systems. Business processes and components can be quickly built, modified or updated to enable companies to realize better results at more reasonable prices.

Enhanced Business Activity Monitoring and SLA Support  - In this release of iBOLT, architects are able to add custom log messages that indicate business activity events. These events are processed by the flow monitor and can also be categorized separately to reflect the Business Activity and generate SLA alerts.

Full Support for BPEL4WS - The release fully complies with the Business Process Execution Language for Web Services (BPEL4WS) specification, an executable language for expressing business processes so they can be more easily reused and integrated with other processes.

Integration Flow Emulator (Debugger) - iBOLT V1.5 provides online debugging capabilities, which enables immediate testing and execution of integration flows at design time, without having first to fully implement and deploy the flow components. The emulator/debugger provides full support for Operational Data Storage (ODS), Messaging, Publish/Subscribe, and all other services so that the tested project can be as realistic as possible.

Project Validity Checker - The Integration Flow Checker in iBOLT V1.5 provides developers a way to check logic and ensure consistent and executable logic. The checker checks validity, critical errors and faults, and recommends fixes.

Enhanced Error Handing And Recovery Mechanism – Provides developers with control of the integration process behavior during errors and system crashes. Supports user defined save points, fault tolerance and backup capabilities.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 17 November 2003